                                  July 18, 2005

                                                                        8712.008


VIA MAIL & FAX 202-942-9648
---------------------------

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:     MENDOCINO BREWING COMPANY, INC.
        FORM 10-K FOR FISCAL YEAR ENDED
        DECEMBER 31, 2004
        FILED MAY 13, 2005
        FORMS 10-Q FOR FISCAL QUARTER ENDED
        FILE NO. 001-13636

Dear  Mr. Ohsiek:

        We have been asked by Mendocino Brewing Company, Inc. (the "Company") to respond on its behalf to the items included in your letter of comments dated July 7, 2005.

        We have used our best efforts to provide the following responses to your request as accurately and expeditiously as possible. We have also attached a statement of the Company's President, Yashpal Singh, which includes certain representations of the Company as requested in your letter. My direct line is 415-772-5761; please contact me at your convenience, so that we may discuss these responses and how best to proceed.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED BALANCE SHEETS, PAGE F-2

1. Please tell us your basis in GAAP for classifying as non-current the subordinated notes due to related party that mature in August 2005. We note your disclosure that the notes are classified as long-term because they are subordinated in right to other long-term debt outstanding; however, we do not believe that this alone

Mr. George F. Ohsiek, Jr.
July 18, 2005
Page 2


        is sufficient justification for classifying as non-current notes that become payable within one year of the balance sheet date. Please advise.

        United Breweries of America, Inc. ("UBA") provided Mendocino Brewing Company, Inc. (the "Company") with funds that are evidenced by convertible notes issued to UBA. The total amount owed to UBA, including interest accrued as of December 31, 2004, was $2,010,100.

        The Company also has a real estate loan of $2,299,400 from Savings Bank of Mendocino County ("SBMC") that matures in 2012, and a $2 million revolving credit facility from BFI Business Finance ("BFI") that matures in May 2006.

        UBA entered into subordination agreements with both of SBMC and BFI, which are attached hereto (each, a "Subordination Agreement"). The Subordination Agreement with SBMC provides that payments on the debt owed by the Company to UBA can be made only on "indefeasible payment or satisfaction in full" of the amount due SMBC. Additionally, under the Subordination Agreement between BFI and UBA, UBA agreed not to "demand, accept or receive" any payment from the Company "until all indebtedness of Debtor (MBC) to BFI has been paid in full".

        Based on this fact pattern, the Company referred to guidance in Accounting Research Bulletin (ARB) 43. Chapter 3, paragraph 7, of ARB 43 states "... other liabilities whose regular and ordinary liquidation is expected to occur within a relatively short period of time, usually twelve months, are also intended for inclusion, such as short-term debts arising from the acquisition of capital assets, serial maturities of long-term obligations, amounts required to be expended within one year under sinking fund provisions, and agency obligations arising from the collection or acceptance of cash or other assets for the account of third persons. The current liability classification is also intended to include obligations that, BY THEIR TERMS, (emphasis ours) are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period."

        While the Company's debt to UBA is scheduled to mature within the next 12 months, it will not require the use of working capital because, by the terms of the Subordination Agreements, payments, to UBA will be subsequent to payment in full of both the BFI debt (due in May 2006) and the SBMC debt (due in 2012).

        Based on the terms of the Subordination Agreements as set forth above, the Company has classified the debt owed to UBA as a long term liability. The

Mr. George F. Ohsiek, Jr.
July 18, 2005
Page 3


Company will provide a complete disclosure of the basis of the classification in future filings.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME, PAGE F-3

2. Please tell us your basis for classifying your legal dispute settlement as a non-operating expense. In this regard, we note that unless Rule 5-03.9 of Regulation S-X expressly permits classification of an item as non-operating, the presumption is that the item should be classified as an operating item. Thus, absent compelling evidence that your legal dispute was unrelated to transactions made during the ordinary course of your operations, we believe the settlement expense should be classified in operating income. If you continue to believe that your current income statement classification is appropriate, please advise us in detail as to the basis for your position. Otherwise please tell us how you intend to revise your filing accordingly.

        It is customary in the industry that during a change of distributorship, the new distributor pay the old distributor for developing the territory. Normally the payment occurs outside of the Company and the Company is not involved in the determination of the amount payable. These transactions do not occur during the normal course of the Company's operations and are highly exceptional. The Company does not receive any revenues in association with the creation of new distribution arrangements.

        Effective March 28, 2003, the Company terminated a distribution agreement with the House of Daniels, Inc., dba Golden Gate Distributing Company ("GGD"), in accordance with the provisions of the agreement, and appointed two new distributors to service the territory covered by GGD. Because of the ongoing litigation between MBC and GGD, instead of making a payment directly to GGD, the two new distributors paid $683,600 to the Company for the `goodwill' developed by GGD. Since these payments were ultimately payable to GGD, the Company classified the funds received as a liability pending settlement of the dispute. The dispute was settled in November 2004. The result of the settlement was that the Company was to pay GGD $900,000 over a period of time. The Company classified the difference between the $900,000 payable to GGD and the amount received from the new distributors as a non operating expense.

        To support this position, the Company followed the guidance in Concept Statement 6, paragraph 82 to 86. Those paragraphs discuss gains and losses, and how losses are decreases in equity from peripheral or incidental transactions of the company. Paragraph 86 states "GAINS AND LOSSES MAY ALSO BE DESCRIBED OR CLASSIFIED AS "OPERATING" OR "NONOPERATING," DEPENDING ON THEIR RELATION TO AN ENTITY'S MAJOR ONGOING OR CENTRAL OPERATIONS".

Mr. George F. Ohsiek, Jr.
July 18, 2005
Page 4


        The Company also reviewed the requirements of S-X Rule 5-03.9, pursuant to which it was to separately state in the statement of operations material miscellaneous income deductions, and to clearly indicate the nature of the transaction.

        The Company considered the legal dispute settlement to be a decrease in equity that was not related to its ongoing operations as it was incidental to a changing of distributors that generally has no cost to the Company. As such, the Company considered the classification of the legal settlement in the statement of operations to be appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-6

NOTE 1 -- DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6

CONCENTRATION OF CREDIT RISKS, PAGE F-6

3. You indicate that certain of your cash is restricted for use as collateral for a note payable. Please tell us where this restricted cash is presented on your balance sheet and in your statement of cash flows. In this connection, please note that restricted cash should be presented apart from cash and cash equivalents on the face of the balance sheet and likewise should not be included in the cash and cash equivalents total in the statement of cash flows. If you now believe that your financial statement presentation of restricted cash is inappropriate, please tell us how you plan to revise your financial statements accordingly.

        The restricted cash is included in the cash and cash equivalents on the balance sheet as well as on the statement of cash flows, because the Company negotiated the release of the restrictions on the cash, which was formerly held as collateral, in April 2005. This event, which occurred subsequent to December 31, 2004, provided additional evidence with respect to the restriction and therefore the Company decided it was appropriate to show the cash as unrestricted as of December 31, 2004. The Company inadvertently failed to update the disclosure.

REVENUE RECOGNITION, PAGE F-7

4. Please disclose whether you offer sales incentives or rebates, pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or customers. Also disclose your accounting policy for each of these types of arrangements, as applicable, including the statement of operations line item that each type of arrangement is included in. For each type of arrangement treated as an expense rather than as a reduction of

Mr. George F. Ohsiek, Jr.
July 18, 2005
Page 5


        revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

        The Company offers sales incentives and rebates, and engages in cooperative promotions. The Company follows an accounting policy that meets with the requirements of EITF 01-9, and all of such arrangements are shown as a reduction of revenue. Such arrangements reduced revenues in 2004 by $756,600. The Company will include this accounting policy footnote in all future filings.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 28

5. Please revise your disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e)_ Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K and/or your March 31, 2005 Form 10-Q accordingly.

        The Company confirms the effectiveness of its disclosure controls and procedures considering the entire definition of disclosure controls and procedures set forth in the Exchange Act Rules 13a-15(e) and 15d-15(e). The Company will make appropriate disclosures in its future filings.

6. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls "subsequent to the date of the evaluation thereof" However,
        Item 308(c) of Regulation S-K requires that you disclose ANY CHANGE in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 THAT OCCURRED DURING THE MOST RECENT FISCAL QUARTER that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Please revise your disclosure accordingly. Please also confirm to us that there were no changes in your internal control over financial reporting during the quarters ended December 31, 2004 and March 31, 2005, or otherwise amend your filings to disclose the changes.

        The Company confirms there were no changes in its internal controls that occurred during the quarters ending December 31, 2004 or March 31, 2005. The Company will revise its disclosures accordingly in its future filings.

FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2005

ITEM 4. CONTROLS AND PROCEDURES, PAGE 21

7. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "during the period of time covered by this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of Exhibits 31.1 and 31.2. Please revise your filings accordingly. Also confirm to us that your certifying officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report, or otherwise amend your Form 10-Q accordingly.

The Company confirms that its disclosure controls and procedures were effective as of the end of the period covered by its quarterly report for the quarter ended March 31, 2005. The Company will make appropriate disclosures in its future filings.


                                                Sincerely,



                                                Sara Finigan








Cc: Yashpal Singh

                            STATEMENT OF PRESIDENT OF

                         MENDOCINO BREWING COMPANY, INC.


        As President of Mendocino Brewing Company, Inc. (the "Company"), in connection with the receipt of that certain letter of comment from George F. Ohsiek, Jr., of the United States Securities and Exchange Commission (the "Commission"), dated July 7, 2005, I hereby make the following statements on behalf of the Company: The Company acknowledges and agrees that:

        (1) The Company is responsible for the adequacy and accuracy of the disclosure made in its filings under the Securities Exchange Act of 1934, as amended, (the "Filings");

        (2) Staff comments on the Filings or changes to disclosures contained in any Filings in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

        (3) The Company may not assert staff comments to the Filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                        MENDOCINO BREWING COMPANY, INC.



Dated:  July 15, 2005                   /s/ Yashpal Singh
                                        ----------------------------------------
                                        Yashpal Singh, President and CEO

                             SUBORDINATION AGREEMENT


                         MENDOCINO BREWING COMPANY, INC.
                                   ("Debtor")

        THIS SUBORDINATION AGREEMENT is made this 21st day of APRIL, 2005, by and between BFI BUSINESS FINANCE, a California corporation ("BFI"), whose address is 1655 The Alameda, San Jose, California. 95126, and UNITED BREWERIES OF AMERICA INC., a Delaware corporation ("Creditor") whose signature and address is set forth below.

        WHEREAS, Debtor is indebted to Creditor in connection with a number of convertible promissory notes as of the date hereof in the approximate aggregate principal sum of One Million Nine Hundred Fifteen Thousand Three Hundred Seventy and 95/100 Dollars ($1,915,370.95) (this amount, plus any other sums that Creditor now or in the future is owed by Debtor or is paid by Creditor to any third party based on any guaranty signed by Creditor guaranteeing debt owed by Debtor any such third party plus any interest, fees, legal fees and costs is hereinafter collectively referred to as the ("Creditor Indebtedness").:

        WHEREAS, Debtor has requested BFI to provide credit to Debtor pursuant to the terms of the Loan And Security Agreement (the "BFI Agreement") between BFI and Debtor executed or to be executed in connection herewith.

        NOW, THEREFORE, to induce BFI to enter into the BFI Agreement and to extend credit thereunder, the undersigned Creditor hereby subordinates all Creditor Indebtedness in favor of any and all indebtedness now owed or hereafter owing by Debtor to BFI. Creditor further agrees that it will not demand, accept or receive from Debtor any payments of Creditor Indebtedness owing to such Creditor until all indebtedness of Debtor to BFI has been paid in full; if any such payments are remitted to a Creditor by Debtor, such Creditor will receive such payments in trust for BFI and will forward the same forthwith to BFI. Creditor hereby assigns to BFI all dividends or payments to which it is entitled in the event of the liquidation of Debtor, either voluntarily or otherwise, to the extent necessary to satisfy the obligations of Debtor to BFI, and Creditor hereby constitutes and appoints BFI to be its true and lawful attorney to collect such dividends to the extent necessary in order to enable BFI to receive payment in full (with interest) of the indebtedness of Debtor to it, provided that in such event BFI shall account to Creditor for any excess in dividends received beyond the amount necessary to satisfy its claim as aforesaid. Creditor further agrees that it has no security interest in any asset of Debtor, but if such Creditor ever receives a lien against any asset of Debtor, it subordinates such lien in priority to Lender and agrees not to take any action to enforce such lien.

        This Agreement has been executed as of the date set forth below.

By: /s/ Anil Pisharody _ Secretary                    Date: 04/21/05
    ------------------------------------------------       ---------------------
    United Breweries of America Inc. ("CREDITOR")
    Address : 2400, Bridgeway, Sausalito, CA 94965

Debtor acknowledges receipt of a copy of this Agreement, and agrees to withhold payment to each Creditor that is a signatory hereto in conformity with this Agreement.

MENDOCINO BREWING COMPANY, INC. ("DEBTOR")

By: /s/ Yashpal Singh                                 Date: 05/05/05
    ------------------------------------------------       ---------------------
Its: President & CEO

                             SUBORDINATION AGREEMENT
                             -----------------------

                                                               December 21, 1998


Savings Bank of Mendocino, Inc.
P.0. Box 3600
Ukiah, California 95482


        Mendocino Brewing Company, Inc., a California corporation ("BORROWER"), is presently indebted to the undersigned. United Breweries of America Inc., a Delaware corporation ("CREDITOR"), in the current principal amount not in excess of Nine Hundred Seventy-Five Thousand Four Hundred Eighty-Seven Dollars and 88/100 ($975,487.88) under the terms of certain indebtedness convertible for common stock of Borrower reflected on the books of Borrower (the "SUBORDINATED AGREEMENTS"). Creditor understands that the Savings Bank of Mendocino, Inc., a California corporation ("LENDER"), is providing and has agreed to continue to provide certain financing to Borrower pursuant to that certain Business Loan Agreement and that certain Commercial Security Agreement, each dated as of September 25, 1996 (collectively, the "LOAN AGREEMENTS") among Borrower and Lender, as the same may be amended, modified, supplemented or renewed from time to time (the Loan Agreements, together with all other instruments and documents delivered by Borrower to Lender and all other financing agreements now or hereafter existing between Lender and Borrower, and all amendments, modifications, and supplements to any one or more of the foregoing, and together with all renewals, extensions and restatements of any one or more of the foregoing. are hereinafter collectively called the "SENIOR LOAN DOCUMENTS"). The proceeds of the financing arrangements have been and will continue to be made available to Borrower to provide working capital for Borrower's business as otherwise permitted under the Loan Agreements. Therefore, Creditor agrees to the following terms and conditions:

        1. Creditor hereby agrees to subordinate, and does hereby subordinate, (a) payment by Borrower of all or any part of Borrower's obligations, liabilities and indebtedness which may now or hereafter be owing by Borrower to Creditor, including, without limitation, the outstanding balance of principal and accrued interest from time to time owing by Borrower to Creditor pursuant to the Subordinated Agreements or otherwise and all costs and expenses (including attorneys' fees) owing by Borrower to Creditor (all of the obligations, liabilities and indebtedness described or to which reference is made in this clause (a) being hereinafter called the "SUBORDINATED DEBT") to the indefeasible payment or satisfaction in full of the Senior Debt (as defined below), and (b) all security interests, mortgages and liens now or hereafter securing the Subordinated Debt to all security interests, mortgages and liens now or hereafter securing the Senior Debt. For purposes hereof, "SENIOR DEBT" means all obligations now or hereafter owing by Borrower pursuant to the Senior Loan Documents, including, without limitation (i) principal and interest on loans, advances, accommodations or other extensions of credit by you or any one or more of your affiliates now or hereafter made pursuant to the Senior Loan Documents and howsoever evidenced to or on behalf of Borrower (including the Borrower operating as Debtor or Debtor-in-Possession under the U.S. Bankruptcy
Code), (ii) amounts owing by reason of
guarantees by you or any one or more of your affiliates pursuant to the Senior Loan Documents of any of Borrower's indebtedness to others unrelated to you,
(iii) interest on the amounts referred to in clauses (i) and (ii) (including any such interest accruing subsequent to the filing by or against the Company of any proceeding brought under Chapter 11 or 7 of the Bankruptcy Code, but only to the extent such interest is not disallowed in Bankruptcy. (iv) accommodation charges, facility fees, account servicing fees, unused line fees and any other fees owing to you under or pursuant to the Senior Loan Documents, (v) attorneys' fees and expenses incurred by you in connection with the Senior Loan Documents, and (vi) any extension, renewal or refinancing of such Senior Debt, accrued interest, attorneys' fees and expenses incurred by you in enforcing your rights in the event of default by Borrower under its obligations to you, (vii) all other indebtedness for which Borrower is now or at any time hereafter liable to Lender in any manner, whether primarily or secondarily, absolutely or contingently, directly or indirectly, jointly, severally or jointly and severally, and whether matured or unmatured, including all indebtedness arising directly out of transactions between the Borrower and Lender or acquired by Lender outright, conditionally or as collateral security from another person or entity, and (viii) all of Borrower's Obligations, as that term is defined in the Loan Agreements (and, in the case of all of the foregoing, any and all renewals and extensions of all or any part thereof). Regardless of whether a default or an event of default (however defined) exists under any one or more of the Subordinated Agreements, Creditor further agrees not to (i) accept, retain, request or take any security for the Subordinated Debt without your prior written consent, (ii) amend or modify the Subordinated Agreements, or increase any of the Subordinated Debt, without your prior consent. (iii) accept payment of, demand payment of. sue for or receive all or any part of the Subordinated Debt without your prior written consent, or (iv) take any action to enforce its rights in any collateral securing payment thereof, unless or until all Senior Debt shall have been indefeasibly paid or satisfied in full.

        Notwithstanding the foregoing, nothing in this Agreement shall prohibit Creditor from (i) lending additional amounts to Borrower provided that all such amounts are (A) considered to be a part of the Subordinated Debt, and (B) do not exceed $2,000,000 in aggregate at any time, or (ii) converting all or any part of the outstanding Subordinated Debt owed by Borrower to Creditor into common stock of Borrower at a rate of not less than one share of common stock for each One Dollar and Fifty Cents ($1.50) of Subordinated Debt. If Borrower receives a request from Creditor to repay all or any part of the principal amount of the Subordinated Debt, Borrower shall forward such notice to Lender together with a request for the written consent of Lender to repay such requested amount to Creditor. Borrower shall only pay to Creditor such principal amount of the Subordinated Debt as Lender may, in its sole discretion, approve.

        Notwithstanding anything to the contrary in this Agreement. Borrower may make regularly scheduled payments of interest on the outstanding principal amount of the Subordinated Debt owed to Creditor at a rate of one and one-half percent (l1/2%) over the prime rate as offered from time to time by the Bank of America in San Francisco, California, provided that no Event of Default (as defined in the Loan Agreements) has occurred or will occur as a result of any payment to Creditor.

        2. Upon default in the payment of all or any portion of the Senior Debt at maturity, by lapse of time, acceleration or otherwise and written notice thereof from the Lender to the Creditor (a "Payment Default"), all amounts due in respect of such Senior Debt shall first be paid in full in cash before any payment is made by Borrower or any person acting on behalf of Borrower on account of any Subordinated Debt. Upon a distribution of the assets or readjustment of the indebtedness of Borrower by reason of liquidation, composition, Bankruptcy, arrangement, receivership, assignment for the benefit of creditors or any other action or proceeding involving the readjustments of all or any of the debts of Borrower, or the application of the assets of Borrower to the payment or liquidation thereof, Creditor acknowledges that the payment and satisfaction of the Senior Debt and the Senior Loan Documents shall have priority over the indefeasible payment and satisfaction of the Subordinated Debt and the Subordinated Agreements. If Borrower shall become subject to a proceeding under the United States Bankruptcy Code and you shall desire to permit the use of cash collateral by Borrower or to provide financing to Borrower under either Section 363 or 364 of the United States Bankruptcy Code, with or without obtaining a priority lien under Section 364(d) thereof, Creditor hereby agrees as follows: (a) adequate notice to Creditor shall have been given for such financing if Creditor receives notice thereof at least two (2) business days prior to the entry of the order approving such financing; and (b) no objection will be raised by Creditor to any such financing on the grounds of failure to provide "adequate protection" of Creditor's junior lien position, if any, subject to your senior lien position in the property and assets of Borrower. For purposes hereof, notice of a proposed financing or use of cash collateral shall be deemed received by Creditor upon the sending of notice by overnight delivery service, telecopy or hand delivery to Creditor. If Borrower shall become subject to a proceeding under the United States Bankruptcy Code, you are irrevocably authorized and empowered to receive and collect any and all dividends, payments and distributions made on account of any proof of claim relating to the Subordinated Debt in whatever form the same may be paid or issued until the Senior Debt is paid or satisfied. If Borrower shall become subject to a proceeding under the United States Bankruptcy Code, Creditor agrees to file a proof of claim in respect of the Subordinated Debt and to execute and deliver to you such assignments or other instruments as you may require to enable you to collect all dividends, payments and distributions which may be made at any time on account of the Subordinated Debt until the Senior Debt is indefeasibly paid or satisfied in full.

        3. Creditor shall not, without your prior consent, (i) take any action to foreclose or otherwise enforce its liens on any of Borrower's assets,
(ii) commence or join with any other creditor or creditors of Borrower in commencing any Bankruptcy, reorganization, receivership or insolvency proceeding against Borrower, (iii) exercise any other rights or remedies it may have under the Subordinated Agreements, the Uniform Commercial Code or any other applicable law with respect to Borrower's assets, or (iv) take or permit any action prejudicial to or inconsistent with your priority position over Creditor that is created by this Subordination Agreement.

        4. In the event Borrower defaults on its obligations to you and, as a result, you undertake to enforce your security interests and liens. if any, in Borrower's assets, Creditor agrees that Creditor will not hinder, delay or otherwise prevent you from taking any and all action which you deem necessary to enforce your security interests and liens in Borrower's assets and to realize thereon.

        5. If any payment on account of or any collateral for any part of the Subordinated Debt is received by Creditor in violation of this Agreement, such payment or collateral shall be delivered forthwith by Creditor to you for application to the Senior Debt, in the form received except for the addition of any endorsement or assignment necessary to effect a transfer of all rights therein to you. You are irrevocably authorized to supply any required endorsement or assignment which may have been omitted. Until so delivered, any such payment or collateral required to be delivered by Creditor to Lender under this PARAGRAPH 5 shall he held by Creditor in trust for you and shall not be commingled with other funds or property of Creditor.

        6.      Creditor represents, warrants and covenants to you that:

                (a) It has not relied and will not rely on any representations or information of any nature made by or received from you relating to Borrower in deciding to execute this Subordination Agreement;

                (b) Creditor has delivered to you a true and correct copy of the Subordinated Documents listed in EXHIBIT A hereto, and, as of the date hereof, no documents or agreement evidencing or otherwise relating to any Subordinated Debt exist except as set forth in EXHIBIT A hereto;

                (c) Creditor is the lawful owner of the Subordinated Debt free and clear of all liens and encumbrances, and it has not encumbered, assigned or transferred, and agrees that it will not, without prior written consent of Lender, encumber, assign or transfer at any time while this Agreement remains in effect, any right, claim or interest of any kind in or to the Subordinated Debt. Any assignment or transfer in violation of this sub-paragraph shall be null and void; and

                (d) Creditor has received all consents and approvals required in order for it to execute and deliver this Agreement.

        7. You may at any time or times, in your discretion, (i) renew, extend or otherwise modify the rate of interest on, the time and/or terms OF payment of, and/or any other of the terms and provisions relative to the Senior Debt or any of the other provisions of the Loan Agreements, (ii) lend additional monies, extend additional credit and make other financial accommodations to or for the account of Borrower, (iii) waive or release any collateral or guaranties which may be held as security for all or any part of the Senior Debt, and/or
(iv) renew, extend, modify, amend, supplement and/or restate any and all of your agreements with Borrower, including the Loan Agreements, in any manner, in each case, without necessity of consent from Creditor and without impairing or affecting this Agreement or any of your rights hereunder. Creditor shall provide you with copies of any modifications or amendments to the Subordinated Agreements promptly upon the execution thereof.

        8. Creditor hereby waives any rights it has or may have in the future to require you to marshal your collateral, and agrees that you may, in addition to your other rights hereunder, proceed against your collateral in any order that you deem appropriate in the exercise of your absolute discretion. Creditor also waives any right TO be subrogated to the Senior Debt unless and until the Senior Debt is indefeasibly paid in full.

        9. Creditor agrees that it will advise each future holder of all or any part of the Subordinated Debt that the Subordinated Debt is subordinated to the Senior Debt in the manner and to the extent set forth herein. To that end, Creditor hereby agrees (and is hereby so authorized by Borrower) to endorse upon each instrument and document evidencing all or any part of the Subordinated Debt the following legend:

                The payment of the indebtedness evidenced by this instrument is subordinated to the payment of the "Senior Debt" defined and described in the Subordination Agreement dated as of October 26, 1998, between United Breweries of America Inc. and the Savings Bank of Mendocino Inc., and reference is made to such Agreement for a full statement of the terms and conditions of such subordination.

        Debtor further agrees to indemnify Lender against any losses, damages, costs and expenses incurred or suffered by Lender by reason of Creditor's failure to so notify any future holder of the Subordinated Debt, or any part thereof. Debtor hereby authorizes Lender to file such notices of record as Lender may from time to time deem appropriate to evidence or give notice of this Agreement.

        10. Creditor agrees that it will not at any time directly or indirectly contest the validity, perfection, priority or enforceability of any lien, security interest, encumbrance or claim granted to you in or on the assets of Borrower, and hereby agrees not to hinder you or take a position adverse to you in the defense of any action contesting the validity, perfection. priority or enforceability of any such liens, security interests, encumbrances or claims.

        11. This Agreement shall he governed by the laws of the State of California. This Agreement contains the entire agreement between Creditor and you with respect to this subject, and may only be modified by a writing signed by both Creditor and you.

        12. Your failure to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any other time and from time to time thereafter, and such rights shall be cumulative and not exclusive.

        13. The knowledge by you of any breach or other non-observance by Creditor of the terms of this Agreement shall not constitute a waiver thereof or of any obligations to be performed by Creditor.

        14. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall he ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

        15. This Agreement shall continue in full FORCE and effect until payment in full of the Senior Debt and shall be binding upon Creditor and its successors and permitted assigns, including, without limitation, any future holder of all or any part of the Subordinated Debt, and shall inure to the benefit of Lender and its successors and assigns, including, without limitation, any future holder of all or any part of the Senior Debt, it being expressly acknowledged that Lender's rights under this Agreement may be assigned by Lender in connection with any assignment or transfer of all or any portion of Senior Debt and that each holder of any portion of the Senior Debt shall be equally and ratably entitled to the benefits of this Agreement. References herein to Borrower shall include any successor to, or assign of, Borrower including, without limitation, any debtor-in-possession or trustee for Borrower in any proceeding under the United States Bankruptcy Code.

        16. This Agreement may he executed in any number of counterparts, each of which shall be deemed to be an original hereof and submissible in evidence and all of which together shall be deemed to be a single instrument.

        17. All communications provided for in this Agreement shall he in writing and delivered or sent by certified mail, return receipt requested, by overnight courier or by facsimile transmission (with electronic confirmation of receipt), confirmed by mail or courier, (i) if to you, Box 3600, Ukiah, California 60603, Fax No. (707) 462-9222, or to such other address as you may in writing designate, or (ii) if to the Creditor, to United Breweries of America Inc., Three Harbor Drive, Suite 115, Sausalito, California 94965, Attn: Anil Pisharody, Fax No.: (415) 289-1406, with a copy to: Marron o Reid LLP, 601 California Street, Suite 1200, San Francisco, California 94108, Attn: Naomi Rustomjee, Fax No.: (415) 986-1374, or to such address as the Creditor may designate in writing.




                            [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, Creditor has executed this Agreement as of the date first written above.

                                        CREDITOR:

                                        UNITED BREWERIES OF AMERICA INC.,
                                        a Delaware corporation

                                        By: /s/ Anil Pisharody
                                            ------------------------------------
                                        Its:
                                            ------------------------------------



ACCEPTED AND AGREED TO AS OF
THE DATE FIRST ABOVE WRITTEN:


SAVINGS BANK OF MENDOCINO, INC.

By: /s/ Martin J Lombardi
   ------------------------------------
Its:
    -----------------------------------

                                     CONSENT


        The undersigned, Mendocino Brewing Company. Inc., a California corporation ("Borrower"), acknowledges receipt of a copy of the foregoing Subordination Agreement, consents to all of the terms and conditions thereof, and agrees that it will not pay any Subordinated Debt, except as provided therein. In the event of any breach of the provisions of this Agreement, Borrower agrees that, in addition to any other rights and remedies which you may have under the documents, agreements and instruments evidencing our financing arrangements, all of the Senior Debt shall, without notice or demand, become immediately due and payable unless you shall otherwise elect. Borrower agrees to mark its records to reflect the subordination of the Subordinated Debt.

                                        MENDOCINO BREWING COMPANY, INC.,
                                        a California corporation

                                        By: P.A.Murali
                                           ------------------------------------
                                        Its:
                                            -----------------------------------

                                    EXHIBIT A

                             SUBORDINATED AGREEMENTS
                             -----------------------


No documents exist. The Subordinated Debt is reflected on the books of Borrower.